SEC Mail
Mail Processing
Section

MAR 3 1 2008

Washington, DC
106

AB 4/2

08031025

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51628

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BENCHMARK FINANCIAL SERVICES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

79 ISLAND DRIVE SOUTH
(No. and Street)

OCEAN RIDGE (City) FLORIDA (State) 33435 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD SIEDLE 561-202-0919
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BUCHBINDER TUNICK & COMPANY LLP
(Name – *if individual, state last, first, middle name*)

6116 EXECUTIVE BLVD (Address) ROCKVILLE (City) MARYLAND (State) 20852 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 8 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward Sredle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benchmark Financial Services, Inc., as of 12/31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Jean A Hallahan

Notary Public

JEAN A. HALLAHAN
MY COMMISSION # DD 473820
EXPIRES: September 20, 2009
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENCHMARK FINANCIAL SERVICES, INC.

Financial Statements
and
Supplemental Schedule

For the Years Ended December 31, 2007 and 2006

BUCHBINDER TUNICK & COMPANY LLP

BENCHMARK FINANCIAL SERVICES, INC.
Financial Statements and Supplemental Schedule
For the Years Ended December 31, 2007 and 2006

INDEX

BT&CO.
BUCHBINDER TUNICK & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS
6116 EXECUTIVE BOULEVARD • SUITE 201 • ROCKVILLE, MD 20852-4920
301-770-9110 • FAX 301-881-3699

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Benchmark Financial Services, Inc.

We have audited the accompanying statements of financial condition of Benchmark Financial Services, Inc. as of December 31, 2007 and 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benchmark Financial Services, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Buchbinder Tunick & Company LLP

BUCHBINDER TUNICK & COMPANY LLP

Rockville, Maryland
March 20, 2008

BENCHMARK FINANCIAL SERVICES, INC.
Statements of Financial Condition
December 31, 2007 and 2006

ASSETS

	2007	2006
Cash equivalents	$ 96,379	$ 211,431
Receivable from broker-dealers and clearing organizations	27,455	-
Accounts receivable less allowance for doubtful accounts of $-0- in 2007 and $2,498 in 2006	47,346	74,162
Prepaid expenses and other assets	1,956	1,774
Marketable securities, at market value	424,800	-
Property and equipment, net	32,719	38,062
Total assets	$ 630,655	$ 325,429

LIABILITIES AND STOCKHOLDER'S EQUITY

	2007	2006
Liabilities:		
Accrued expenses	$ 17,890	$ 8,093
Client advances	20,538	10,000
Due to stockholder	567	651
Total liabilities	38,995	18,744
Stockholder's equity:		
Common stock, $0.001 par value, 100 shares authorized, issued and outstanding	-	-
Additional paid-in capital	133,400	133,400
Accumulated other comprehensive income	12,187	-
Retained earnings	446,073	173,285
Total stockholder's equity	591,660	306,685
Total liabilities and stockholder's equity	$ 630,655	$ 325,429

See accompanying notes to financial statements.

BENCHMARK FINANCIAL SERVICES, INC.
Statements of Income
For the Years Ended December 31, 2007 and 2006

	2007	2006
Revenue:		
Consulting fees	$ 340,212	$ 125,268
Commissions	33,167	7,231
Miscellaneous	35,100	2,897
Interest	13,397	6,606
Total revenue	421,876	142,002
Expenses:		
Salaries	39,360	24,360
Health insurance	19,116	17,172
Travel	11,722	9,949
Employee benefits	11,362	9,637
Pension plan expense	9,840	2,340
Professional services	8,600	10,884
Depreciation	8,192	8,295
Telephone	6,532	5,836
Entertainment	6,120	5,554
Clearing costs	5,712	1,707
Repairs and maintenance	3,526	590
Payroll taxes	3,140	2,021
Website maintenance	2,625	2,870
Utilities	2,528	2,108
Publications	2,158	955
Insurance	2,043	2,744
Postage	1,499	1,177
Office supplies	1,271	869
Miscellaneous expense	1,247	2,295
Payroll processing fees	980	1,016
Supplies	728	711
Licenses and registration	452	478
Bad debts	335	2,498
Education and seminars	-	3,027
Total operating expenses	149,088	119,093
Net income	$ 272,788	$ 22,909

See accompanying notes to financial statements.

BENCHMARK FINANCIAL SERVICES, INC.
Statements of Changes in Stockholder's Equity
For Years Ended December 31, 2007 and 2006

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholder's Equity
	Shares	Amount				
Balance at January 1, 2006	100	$ -	$ 133,400	150,376	$ -	$ 283,776
Net income	-	-	-	22,909	-	22,909
Balance at December 31, 2006	100	-	133,400	173,285	-	306,685
Net income	-	-	-	272,788	-	272,788
Other comprehensive income: Net unrealized appreciation of investments	-	-	-	-	12,187	12,187
Comprehensive income	-	-	-	-	-	284,975
Balance at December 31, 2007	$ 100	$ -	$ 133,400	$ 446,073	$ 12,187	$ 591,660

See accompanying notes to financial statements.

BENCHMARK FINANCIAL SERVICES, INC.
Statements of Cash Flows
For the Years Ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net income	$ 272,788	$ 22,909
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	8,192	8,295
Bad debt expense	335	2,498
(Increase) decrease in operating assets:		
Accounts receivable	26,481	(53,067)
Receivable from broker and clearing organizations	(27,455)	2,192
Due from stockholder	-	16,363
Prepaid expenses	(182)	(142)
Increase (decrease) in operating liabilities:		
Accrued expenses and client advances	20,335	2,403
Due to stockholder	(84)	651
Net cash provided by operating activities	300,410	2,102
Cash flows from investing activities:		
Proceeds from sale of investments	49,086	-
Purchase of investments	(461,699)	-
Purchase of property and equipment	(2,849)	-
Net cash (used in) investing activities	(415,462)	-
(Decrease) increase in cash equivalents	(115,052)	2,102
Cash equivalents at beginning of the year	211,431	209,329
Cash equivalents at end of the year	$ 96,379	$ 211,431

See accompanying notes to financial statements.

Note 1 - Organization

Benchmark Financial Services, Inc. (Company) was organized under the laws of the State of Florida as of July 9, 1999. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services including principal transactions, agency transactions and investment banking. The Company also provides litigation support services.

Note 2 - Summary of Significant Accounting Policies

Marketable Securities

Marketable securities are valued at market value. Marketable securities are considered available for sale and consist of equity securities which are carried at fair market value. Securities classified as available for sale are those that the Company intends to hold for an indefinite period of time. The Company reports any significant unrealized gains as increases in accumulated other comprehensive income in stockholder's equity. The Company reports any significant losses as decreases in accumulated other comprehensive income in stockholder's equity.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives. The cost of maintenance and repairs are expensed as incurred, whereas significant betterments and renewals are capitalized. Upon disposal of depreciable property, the appropriate property accounts are reduced by the related costs and accumulated depreciation. The resulting gains and losses are reflected in the statement of operations.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Consulting revenue is recorded as earned.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Summary of Significant Accounting Policies (Continued)

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are held for sale in the ordinary course of business.

Note 3 - Concentrations of Credit Risk

Financial instruments that subject the Company to concentration of credit risk include cash. The Company did not have amounts on deposit with financial institutions of in excess of the amounts insured on December 31, 2007.

Note 4 - Receivable From Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations of $27,455 and $-0- at December 31, 2007 and 2006, respectively, consisted of monies due from clearing organizations.

Note 5 - Marketable Securities

Marketable securities owned by the Company at December 31, 2007 consisted of 300 shares of Class B Bershire Hathaway Holding with a market value of $1,416 per share. Net unrealized appreciation on marketable securities available for sale for the years ended December 31, 2007 and 2006 were $12,187 and $-0-, respectively.

Note 6 - Property and Equipment

At December 31, 2007 and 2006 property and equipment consisted of the following:

	2007	2006
Automobile	$ 38,057	$ 38,057
Equipment	6,038	6,038
Furniture and fixtures	5,988	3,138
Artwork	15,450	15,450
Total	65,533	62,683
Less: accumulated depreciation	32,814	24,621
Net property and equipment	$ 32,719	$ 38,062

Note 7 - Income Taxes

The Company has elected, under Subchapter S of the Internal Revenue Code, to have its income taxed directly to its stockholder. The stockholder is responsible for his share of the taxes on the net income of the Company. Accordingly, no provision has been made for federal income taxes.

Note 8 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined under such provisions. At December 31, 2007, the Company had net capital (as defined) of $360,049 and had a minimum net capital requirement of $50,000.

Note 9 - Pension Plan

The Company sponsors a defined contribution simplified employee pension plan. Pension expense amounted to $9,840 and $2,340 for the years 2007 and 2006, respectively.

BT&CO.
BUCHBINDER TUNICK & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS
6116 EXECUTIVE BOULEVARD • SUITE 201 • ROCKVILLE, MD 20852-4920
301-770-9110 • FAX 301-881-3699

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Benchmark Financial Services, Inc.

We have audited the accompanying financial statements of Benchmark Financial Services, Inc. as of December 31, 2007 and 2006 and for the years then ended, and have issued our report thereon dated March 20, 2008. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.

The information contained in the accompanying supplemental schedule appearing on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Buchbinder Tunick & Company LLP

BUCHBINDER TUNICK & COMPANY LLP

Rockville, Maryland
March 20, 2008

BENCHMARK FINANCIAL SERVICES, INC.
(Supplemental Schedule)
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2007

Net capital:		
Total stockholder's equity qualified for net capital	$	591,660
Net capital before haircuts on securities position		591,660
Less: Nonallowable assets from statement of financial condition:		
Receivable from broker-dealers and clearing organizations		27,455
Accounts receivable, net		47,346
Prepaid expenses and other assets		1,956
Property and equipment, net		32,719
Total nonallowable assets from statement of financial condition		109,476
Net capital before haircuts on marketable securities		482,184
Less: haircuts on securities - marketable securities		122,135
Net capital	$	360,049
Aggregate indebtedness:		
Included in statement of financial condition:		
Accrued expenses and due to stockholder	$	38,995
Computation of basic net capital requirement:		
Minimum net capital required (6⅔% of $38,995)	$	2,600
Net capital requirement (minimum dollar)	$	50,000
Excess net capital	$	310,049
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2007):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	365,125
Auditor's adjustment to accrued expenses		(5,000)
Computation of haircut due to additional accrual		(76)
Net capital per above	$	360,049

See independent auditor's report on supplemental schedule.

BT&CO.
BUCHBINDER TUNICK & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS
6116 EXECUTIVE BOULEVARD • SUITE 201 • ROCKVILLE, MD 20852-4920
301-770-9110 • FAX 301-881-3699

INDEPENDENT AUDITOR'S REPORT ON ON THE INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1)

Board of Directors
Benchmark Financial Services, Inc.

In planning and performing our audit of the financial statements of Benchmark Financial Services, Inc. (the "Company") as of and for the years ended December 31, 2007 and 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2007 and 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and management of Benchmark Financial Services, Inc., the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties

Buchbinder Tunick & Company LLP

BUCHBINDER TUNICK & COMPANY LLP

Rockville, Maryland
March 20, 2008

END